Exhibit 10.1

Kulicke & Soffa Pte Ltd 23A Serangoon North Ave 5 #01-01 K&S Corporate Headquarters Singapore 554369
+65-6880-9600 main +65-6880-9580 fax www.kns.com Co. Regn. No. 199902120H
 October 3, 2016

Fusen Ernie Chen
13081 La Vista Court
Saratoga, CA
USA 95070

Dear Fusen:

It is with great pleasure that we offer you the position of Chief Executive Officer and President of Kulicke and Soffa Industries, Inc. (“KSI”) reporting to the Board of Directors of KSI. As part of your employment, you will also be appointed to the Board of Directors of KSI. You will be an employee of Kulicke & Soffa Pte Ltd. (the “Company”). This letter outlines the principal terms and conditions of your offer of employment.

Start Date: October 31, 2016 (subject to you having a valid work pass)

Location: Singapore

Working hours are scheduled as follows:

Work Week     : Mondays to Fridays (daily)
Work hours     : 8.30 am to 5.30 pm

The above working hours may be revised or varied as required. You may be required to work additional hours to meet the Company’s commitments

Compensation
Base Salary: Your base salary will be US$635,000 per year payable in accordance with the Company’s practice.

Incentive Target: You will be eligible to participate in the KSI Incentive Compensation Plan. Your annual incentive target is 100% of your annual base salary, with a payout range of 0% to 200% of target based on performance. Performance targets will be determined by the Management Development and Compensation Committee of the Board of Directors of KSI (the “MDCC”). The determination of your incentive payout will be based on corporate results.

Incentives are awarded and paid annually with payment no later than 3 months-- following the end of the performance year. The terms of the Incentive Compensation Plan may be revised by the MDCC at any time. Please refer to KSI’s proxy dated January 4, 2016 for more information on the KSI Incentive Compensation Plan.

Sign-on Equity Award: In recognition that you have forfeited certain compensation from your current employment by accepting this role with the Company, you will receive a sign on equity award equal to US$1.5 million. The grant will be made on October 31, 2016. This award will be granted in the form of Restricted Share Units (“RSUs”) under the KSI 2009 Equity Plan which will vest six months after the grant date.

Inducement Equity Award: You will receive an inducement equity award equal to US$700,000. The grant will be made on October 31, 2016. This award will be granted in the form of Performance Share Units (“PSUs”) under the KSI 2009 Equity Plan. 50% of the award will vest on September 30, 2017, the vesting to be based on total shareholder return (“TSR”) relative to the companies comprising the SOXX Index, measured over a three-year performance period commencing September 29, 2014 and 50% in September 29, 2018, the vesting to be based on TSR relative to the companies comprising the GISC Index, measured over a three-year performance period commencing October 4, 2015.

Equity Award: Your initial annual equity award will be equal to US$2,800,000. The grant will be made on October 31, 2016. This award will be granted in the form of 25% (US$700,000) in RSUs and 75% (US$2,100,000) in PSUs under the KSI 2009 Equity Plan. Vesting of PSUs granted occurs on the third anniversary of the grant date and the payout will be between zero and 200% of the number of PSUs granted based on TSR relative to market index of peer companies, measured over a three-year performance period. The RSUs vests ratably over 36 months, with one-third vesting on each anniversary of the grant date.

Please refer to KSI’s Proxy Statement dated January 4, 2016 and the KSI 2009 Equity Plan for plan details.

Benefits
Tax Preparation Services: Tax preparation and filing assistance will be provided for the first two (2) years of your employment in Singapore.

Housing Allowance: A housing allowance of US$5,000 per month will be provided for a period of 24 months commencing October 31, 2016.

Medical Insurance: You and your family will be covered for medical and dental insurance through our Aetna Global group coverage.

Annual Leave: Twenty-two (22) vacation days per year. The details of our other leave types and benefits can be found in “HR for You” in the K&S Intranet.

Immigration: The Company will process and pay for any locally required documentation to enable you to work and live in Singapore. This assistance will be provided for you and your family. Any offer of employment in Singapore will be subject to immigration approval as needed. You are responsible for providing all required personal documentation.

Relocation Reimbursement: The Company will provide relocation reimbursement to you to help defray any out of pocket relocation expenses paid by you up to a maximum total amount of US$50,000. Any relocation expense to be reimbursed must be incurred within 9 months of your start date with the Company. Relocation expense includes temporary living arrangements, movement of household good to Singapore, new home set-up and travel to Singapore for you and your family members.

Other Provisions
Severance: If either the Company terminates your employment for any reason other than “Cause” or if you resign for “Good Reason,” (as such terms are defined in the KSI Executive Severance Policy). You will be entitled to:

•
An amount equal to 24 months’ base salary as of the last day of your employment, subject to your entering into a general release in favor of the Company, KSI, and all other KSI or Company affiliates, satisfactory to the Company. If you do not enter into the general release, you will only be entitled to six months of base salary. In no event will any severance be paid to you if you are employed by, is a director of, or an advisor to, a competitor of KSI during the applicable severance period.

•
Severance payments will be paid as follows: salary continuation on your regularly scheduled pay dates for 24 months; provided that, if you are a U.S. Citizen and on your termination date, stock of KSI (or any other entity considered a single employer with KSI under U.S. Treas. Reg. §1.409A-1(g) or any successor thereto) is publicly traded on an established securities market or otherwise, severance payments shall not be made or commence to be made before the first business day following the six-month period beginning on your termination date. Any installment payments that would otherwise have been made within such six-month period shall accumulate and be paid in one lump sum on the first business day following such six-month period. Remaining severance payments shall be paid on your regularly scheduled pay dates beginning with the first regularly scheduled pay date occurring after the six-month period that begins on your termination date.

•	Continuation of participation for you and your family in medical, prescription drug, dental, and vision benefit programs for any applicable severance period.

•	Continuation of eligibility to participate in Company life insurance program to a maximum of six months after the last day of your employment, subject to the agreement of the life insurance provider.

•	Please refer to the 2009 Equity Plan for the terms of equity awards upon a “Termination without Cause” or if you resign for “Good Reason”.

•	The terms of this policy are subject to modification by the Board of Directors of KSI in light of, among other things, changes in applicable regulations or market practices.

Change-in-control: We will provide to you a change-in-control agreement, which will, in general, provide that if your employment is terminated by the Company for any reason other than Cause, or you terminate your employment voluntarily for Good Reason (as such terms are defined in the change-in-control agreement), within 18 months after a Change of Control of KSI (as such terms are defined in the change-in-control agreement), you will receive the following payments and benefits:

•
An amount equal to 24 months of your annual base salary plus target annual incentive bonus (“target” is 100% achievement), subject to you entering into a general release in favor of the Company, KSI and its subsidiaries, acceptable to Company. If you do not enter into the general release, you will only be entitled to six months of base salary. The timing of these payments is subject to the six month delay described above in this offer letter in the paragraph entitled “Severance.”

•	Continuation of benefits during the severance period for your spouse and dependent children at the same premium rate as in effect prior to your termination date;

•	Continuation of eligibility to participate in the Company’s life insurance program for a maximum of six months after the last day of your employment if permitted by the life insurance provider; and

•	Please refer to the 2009 Equity Plan for the terms of equity awards upon a change in control of KSI.

•
You understand that the Board of Directors of KSI may review change in control arrangements with you and other executives in the future in light of, among other things, changes in applicable regulations or market practices.

Equity Ownership Guidelines: You will be expected to reach and maintain an ownership level of three times your annual base salary within 5 years of your start date. Until you achieve the stock ownership requirement you will be required to retain at least 50% of your vested stock awards. A copy of the Equity Ownership Guidelines will be provided to you. The Equity Ownership Guidelines are subject to modification by the Board of Directors of KSI in light of, among other things, changes in applicable regulations or market practices.

Recovery of Previously Paid Executive Compensation
If the Board of Directors of KSI or the MDCC determines that any fraud, gross negligence or intentional misconduct by you was a significant factor contributing to KSI restating all or a portion of its financial statement(s), the Board of Directors of KSI or the MDCC will take, in its discretion, such action as it deems necessary to remedy the fraud, gross negligence or intentional misconduct and prevent its recurrence. The Board of Directors of KSI or the MDCC will also review the facts and circumstances underlying the restatement, and if any incentive award was calculated based on the achievement of financial results that were subsequently reduced due to a restatement, may in its discretion (i) require reimbursement to the Company of all or a portion of the incentive award; (ii) cancel any unvested or outstanding incentive award; and (iii) seek reimbursement of any gains realized on the exercise of the incentive awards. Under the policy, the Company may seek to recover or recoup incentive awards that were paid or vested up to 60 months prior to the date the applicable restatement is disclosed. The terms of this policy are subject to modification by the Board of Directors of KSI in light of, among other things, changes in applicable regulations or market practices.

Full Time Employment
You will devote your full time, attention, and energies to the business of KSI and the Company, and will not engage in any other business activity. You are permitted to serve on the boards of directors of other companies, only with the prior consent of the Board of Directors of KSI, and as long as such service on outside boards of directors does not, in the opinion of the Board of Directors of KSI, conflict or interfere with your duties to the Company or KSI.

Termination/Resignation of Employment:
Termination: This agreement shall confer no rights on you to remain employed by the Company or any of its subsidiaries for any period of time. The Company or any of its subsidiaries may terminate your employment at any time, with or without cause, to the fullest extent permitted by applicable law and in accordance with Company policy. No notice period will be required to be provided by the Company for any termination of employment unless otherwise determined by the Board of Directors of KSI.

This Agreement and any equity award agreements, confidentiality agreement, non-compete agreement, non-solicitation agreement and non-disparagement agreement collectively the “Other Agreements,” constitute the entire agreement between parties pertaining to the subject matter contained herein and therein.

No supplement, modification, waiver or amendment of this Agreement or Other Agreements shall be binding unless executed in writing by you and a member of the Board of Directors of KSI. Without limiting the generality of the foregoing, neither KSI, the Company nor any of its subsidiaries shall be bound by any written, electronic or oral agreement, representation or undertaking to pay you any additional amount or employ you for any specific period of time, unless such agreement, representation or undertaking is in writing and is executed by you and a member of the Board of Directors of KSI.

This Agreement shall be governed the laws of the Republic of Singapore (“Governing Law”). If the parties are unable to resolve a dispute or claim amicably, such dispute or claim shall be submitted to and finally be resolved by arbitration at the Singapore International Arbitration Centre and the arbitration rules shall be the arbitration rules of the Singapore International Arbitration Centre in force at that time. All arbitration proceedings shall be in the English language. The governing law of this arbitration agreement shall be the Governing Law, without reference to its conflicts of laws rules.

By signing below, you have accepted and agreed to the terms and conditions in this letter.

By:

	/s/ Garret E Pierce	October 3, 2016
	Garrett E. Pierce	Date
Chairman of the Board

Accepted and Agreed:

	/s/ Fusen Ernie Chen	October 3, 2016
	Fusen Ernie Chen	Date